January 29, 2010

United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Paul Fischer, Staff Attorney

Re: Preliminary Proxy Materials filed on Schedule 14A
Filed on January 25, 2010
File No. 0-21236

Dear Mr. Fischer:

We are writing in response to the letter of comments (the "Comment Letter") received by Applied Signal Technology, Inc., a California corporation (the "Company"), from the staff (the “Staff”) of the United States Securities and Exchange Commission ( the “SEC”) dated January 29, 2010, in regard to the Company’s Preliminary Proxy Statement filed on January 25, 2010 (the “Proxy Statement”). The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is our response to the Staff's comment. The Company is filing concurrently with this letter via EDGAR an amended Preliminary Proxy Statement. To facilitate the Staff’s review, we repeat the captions and paragraphs from your comment letter, and are providing the following responses to the comments. The page numbers set forth in the following discussion refer to the pages in the Proxy Statement as amended.

Compensation Discussion and Analysis

Overview and Compensation Philosophy

1. Please revise paragraph three to briefly explain how and why your position as a supplier to the United States Government causes the Compensation Committee to weigh differently the accounting implications of increasing the variable portion of your executive compensation.

Response:

The Company has revised the disclosure beginning on page 27 of the Proxy Statement to clarify how and why its position as a supplier to the United States Government causes the Compensation Committee to weigh differently the accounting implications of increasing the variable portion of your executive compensation..

Independent Compensation Consultants

2. Please revise this section to discuss specifically how Compensia, Inc. assisted the Compensation Committee in its evaluation of your executive compensation programs during fiscal 2009.

Response:

The Company has revised the disclosure beginning on page 28 of the Proxy Statement to discuss the assistance provided by Compensia, Inc. to the Compensation Committee in its evaluation of executive compensation programs during fiscal 2009.

Peer Group Selection and Benchmarking

3. We note that the Compensation Committee used compensation data from the Radford Executive Survey as a comparative framework to define specific peer companies and data sources in the assessment of the compensation of your named executive officers. In particular, you disclose that the Compensation Committee sought to set base salaries and total cash compensation close to the 75th percentile of the Radford Executive Survey. Please revise to identify all of the component companies of the survey that the Compensation Committee used for benchmarking purposes. For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Company has expanded its disclosure on page 29 of the Proxy Statement concerning the Radford Executive Survey to describe the information reviewed by the Compensation Committee in connection with its determination of fiscal year 2009 executive compensation. The Company notes, however, that the survey database included many participants, and the specific participants included in the data sets reviewed by the Compensation Committee were not known to the Company. Since the Company did not select a particular peer group to customize the survey data obtained from the Radford Executive Survey, given the number of participants, the Company cannot identify by name all of the companies participating in the survey that the Compensation Committee used for benchmarking purposes.

The Compensation Committee did, however, review specific peer companies in its determination of executive compensation for fiscal year 2010, however. Accordingly, in order to provide further context to the Compensation Committee’s determination of fiscal year 2009 executive compensation, the Company has included the identity of the peer companies in the Proxy Statement against which the Compensation Committee evaluated fiscal year 2010 executive compensation.

Annual Incentive Compensation

4. We note that the performance measures for the Annual Incentive Compensation for fiscal year 2009 were, on a company wide basis, revenue and profitability, and, in certain individual instances, division revenue, division profit, and company bookings. Please revise to disclose the quantitative performance targets that must be reached for payment to each officer, including threshold, target and maximum levels for each performance goal. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 40(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Response:

The Company has, on page 31 of the Proxy Statement, disclosed the quantitative corporate performance targets that must be achieved under the Company’s annual bonus plan applicable to executive officers, including threshold, target and maximum levels for each performance goal that represents a Company target. However, as more fully detailed below, the Company believes that disclosure of its performance targets by division is appropriate for confidential treatment on the grounds that these performance indicators are confidential, would cause it significant competitive harm if disclosed. Under Instruction 4 to Item 402(b), registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant.

To reach this conclusion that disclosure would result in competitive harm, the Company has taken into account its specific facts and circumstances and the nature of the performance targets. In the context of the Company's industry and competitive environment, the Company has determined that a competitor or contractual counterparty could extract from the division-specific targets information regarding the Company's business or business strategy that the competitor or counterparty could use to the Company's detriment. The specific division-level performance targets provide insight into the Company’s plans for research and development activities that might result in new products or services of interest to customers or potential customers, its plans to concentrate on specific markets or customers, and its estimates of costs, margins and profitability of specific programs or markets. Since the Company’s customers are nearly exclusively agencies of the United States Government or prime contractors to the United States Government, and as most of the Company’s programs are multi-year programs that can involve significant revenue opportunities, knowledge of the Company’s expectations by division could provide a competitor with significant insight into the Company’s plans relating to specific customer initiatives and growth objectives, the knowledge of which would cause it competitive harm.

In assessing that the Company is entitled to omit disclosure of division target levels, the Company has determined that the information is: (1) commercial or financial, and (2) privileged or confidential. National Parks Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974).

1. Commercial or Financial Information

Courts have held that the words “commercial or financial” should be given their “ordinary meanings.” Public Citizens Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983); see also Wash. Post Co. v. HHS, 690 F.2d 252, 266 (D.C. Cir. 1982). The courts have held that a range of information are commercial or financial information, including: data reflecting total sales, gross sales, costs, including overhead and operating costs, profits, pricing data and results of audits conducted upon a company’s books. See National Parks, 498 F.2d 765 at 770; Fisher v. Renegotiation Board, 355 F. Supp. 1171 (D.D.C. 1973); Gulf & Western Industries, Inc. v. U.S., 615 F.2d 527 (D.C. Cir. 1978).

2. Confidential

The third requirement of the Exemption 4 is that the financial or commercial information must be confidential. A widely accepted definition of “confidential” is set forth in National Parks, 498 F.2d at 770, and reads in part as follows:

[c]ommercial or financial matter is “confidential” for purposes of the exemption if disclosure of the information is likely to... cause substantial harm to the competitive position of the person from whom the information was obtained.

Under National Parks, an initial inquiry in the determination is whether the information was of the kind that would not generally be made available for public perusal. If the information is not of the type that would generally be made available to the public, the analysis then turns to whether disclosure would cause substantial harm to the provider’s competitive position. Gulf & Western Industries, 615 F.2d at 530. Courts have clarified that in order to show the likelihood of substantial competitive injury, “it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Id.; see also Public Citizens, 704 F.2d at 1291.

The division-specific revenue targets and profitability targets included in the annual incentive plan upon which a portion of achievement against the plan is determined for three of our executives is the type of information held by the courts in National Parks, Fisher, and Gulf & Western to be commercial and financial information. Such information is unique and commercially sensitive that fall within the plain meaning of “commercial or financial information,” the disclosure of which would cause substantial competitive harm to Applied Signal.

3. Competitive Disadvantage

The Company does not disclose to the public revenue by division or profitability targets by division, and reports its financial results on a Company-wide basis only. Disclosure of the division targets would cause substantial harm to the Company as it would allow competitors of the Company insight into the Company’s operations, its expansion plans, its plans for entering new markets or engaging new customers within a division. Although the discussion of the performance targets included in the Proxy Statement is based upon historical information for the year just ended, if the Company were required to disclose the division targets for the year just ended, competitors could derive from that information the Company’s long term plans for each of its divisions, its expectations relating to award of customer contracts and its plans for allocating resources among its divisions. Competitors could analyze the success of the Company’s specific marketing objectives, and use such knowledge to the disadvantage of the Company, by focusing efforts on a particular market or customer that the Company is struggling to capture. Disclosure of such information would cause substantial economic harm to the Company’s competitive position in the ISR industry. This information would permit competitors to adjust their marketing and development activities to compete more effectively against the Company.

While the Company has disclosed certain estimates and assumptions regarding the key drivers for its business on a company-wide basis for 2009, the Company believes that disclosure of the information about its results by division could be used by competitors to extract information regarding its estimates and assumptions about business opportunities, the areas the Company intends to target for research and development, and its marketing plans, which competitors could then use to the detriment of the Company in decisions regarding product development and marketing activities. Information concerning the Company’s revenue results by division reflect certain estimates and assumptions could be used by competitors to assess the specific markets that the Company is targeting, and those markets and customers in which the Company is weak, providing incentive to competitors to focus their own activities in a manner to impose the maximum competitive harm to the Company.

In addition, the performance targets by division include not just revenue targets, but also targeted program profitability for the fiscal year. The Company does not calculate discrete financial information such as earnings before interest and taxes at the division level, and only tracks financial information of revenues by division. Program profitability is an estimate of the expected profitability of specific programs that each division is working on during the fiscal year. The targets are established by estimating the profitability by contract or program for the fiscal year. The Company is able to generate information on program profitability by reviewing the award fees that it expects to generate on each program, and determines program profitability by division based upon the programs assigned to each division. If the Company were required to disclose this performance metric publicly, its competitors would have access to information concerning the profitability of each of its contracts or programs, allowing competitors to adjust the prices quoted on competitive bids, putting the Company at a significant competitive disadvantage. Accordingly, disclosure of results by division could be misused by competitors of the Company in establishing pricing and margins, in particular, on products and services that are competitive to the Company’s products and services.

Disclosure could also be potentially misleading to investors if the information is viewed as guidance as to the Company’s future financial performance. The Company has not given and does not intend to give guidance concerning its expected results by division due to the competitive nature of the information and the uncertainty inherent in such projections, and believes that should it be required to disclose this information on a historical basis, assumptions might be made not just as to Company performance, which the Company does report, but performance by division, which it does not disclose.

Accordingly, we believe that the specific disclosure of our performance targets by division is eligible for confidential treatment pursuant to Instruction 4 to Item 402(b) of Regulation S-K, applying the same factors as are set forth in Rule 24b-2, under the Freedom of Information Act pursuant to the exemption provided by 17 C.F.R. §§200.80(b)(4) for trade secrets and commercial or financial information.

5. We note that a performance target for fiscal year 2009 was company adjusted earnings before interest and taxes. Please disclose how you calculated this non-GAAP financial measure from your audited financial statements. Refer to Instruction 5 to Regulation S-K Item 402(b).

Response:

The Company has disclosed on page 32 of the Proxy Statement that it calculates company-adjusted earnings before interest and taxes by excluding the impact of stock-based compensation expense recognized by the Company during the fiscal year.

Equity Compensation Awards

6. Please discuss why the Compensation Committee awarded the particular amounts of restricted stock to each named executive officer.

Response:

The Company has disclosed on page 32 of the Proxy Statement how the Compensation Committee determines the number of shares of restricted stock awarded to each named executive officer.

Outstanding Equity Awards at Fiscal Year-End

7. Please disclose the vesting dates of each equity award held at fiscal year end. Although you disclose the vesting schedules in footnotes (1) and (2) to the table, it is not possible to know the actual vesting dates without disclosure of the grant date for each equity award. See Instruction 2 to Regulation S-K Item 402(F)(2).

Response:

The Company has disclosed the vesting dates of each equity award held at fiscal year end below the table on page 39 of the Proxy Statement.

Applied Signal Technology, Inc. acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to each of the comments set forth in the Comment Letter. Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (408)749-1888.

Yours truly,
Applied Signal Technology, Inc.,

/s/ James E. Doyle

James E. Doyle
Chief Financial Officer